UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

John Hancock Life Insurance Company (U.S.A.)
John Hancock Life Insurance Company (U.S.A.) Separate Account H

File No. 333-143074

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John Hancock Life Insurance Company (U.S.A.) ("JH") and John Hancock Life Insurance Company (U.S.A.) Separate Account H (the "Separate Account") submitted an application under Rule 406 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to a post-effective amendment on Form N-4 filed on April 1, 2009.

Based on representations by JH and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.(24)(b)(8)(a)(i)	through April 1, 2024
Exhibit 99.(24)(b)(8)(a)(ii)	through April 1, 2024

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary